EXHIBIT 99


 April 11, 2002


 Securities and Exchange Commission
 450 Fifth Street, N.W.
 Washington,  D.C.  20549

 Gentlemen:

 We are retained by Integrated Performance Systems as independent certified public accountants to review the financial statements at February 28, 2002, and for the quarter then ended. We have endeavored with the Company to overcome unforeseen delays and obstacles in order to obtain the necessary information to meet the full requirements for Form 10-QSB, both as to form and timeliness. Due to the extensive period of time involved in developing data for the financial statements, we will not have sufficient time to perform our review of the Form 10-QSB by April 15, 2002, which is the required filing date for the Company's quarterly report, without unreasonable effort and expense.

 Very truly yours,

 /s/TRAVIS, WOLFF & COMPANY, L.L.P.

 April 11, 2002
 Dallas, Texas